                                                                   Exhibit 99.16

FOR IMMEDIATE RELEASE


          New York, New York, May 10, 1995... Grow Group, Inc. ("Grow") (NYSE:
GRO) announced today that its Board of Directors has authorized management of Grow and Grow's financial and legal advisors to engage in discussions and negotiations with The Sherwin-Williams Company in connection with Sherwin-Williams' unsolicited tender offer to acquire, subject to certain conditions, all outstanding shares of Grow Common Stock at a price of $19.50 per share.

          On May 1, 1995, Grow announced that it entered into a definitive merger agreement with Imperial Chemical Industries, PLC, an English company ("ICI"), pursuant to which ICI has offered to purchase all outstanding shares of Grow Common Stock for $18.10 per share.

          In addition, Grow announced that it has extended the distribution date of its Stock Purchase Rights until May 31, 1995 or such later date as may be determined by Grow's Board of Directors. Until such date, the Stock Purchase Rights will continue to trade together with the Company's Common Stock.

          Grow also stated that it believes the lawsuits filed by Sherwin-Williams and by certain shareholders as purported class actions are without merit. Russell Banks, President and Chief Executive Officer of Grow, said, "The Grow Board of Directors is acutely aware of its fiduciary responsibilities. The Board has acted at all times in the interests of the Company and its shareholders and will continue to do so."